

November 3, 2014

Via E-mail
Harold H. Montgomery
Chief Executive Officer and Secretary
Calpian, Inc.
500 North Akard Street
Suite 2850
Dallas, Texas 75201

> Re: **Calpian, Inc.**
> **Form 10-K Transition Report for Fiscal Year Ended March 31, 2014**
> **Filed August 11, 2014**
> **Form 8-K Filed March 7, 2014**
> **Form 8-K Filed August 15, 2014**
> **Response dated October 10, 2014**
> **File No. 0-53997**

Dear Mr. Montgomery:

We have reviewed your response dated October 10, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K Transition Report for Fiscal Year Ended March 31, 2014

Consolidated Statements of Comprehensive Loss, page 28

1.   Your response to comment 3 in our letter dated August 18, 2014 indicates that you erroneously determined the weighted average shares outstanding based on the total shares outstanding, including subscribed common stock, and that you have revised weighted average shares to remove subscribed stock from the calculation. These statements are inconsistent with your disclosure in the second full paragraph on page 49 of the draft Form 10-K/A provided in Appendix A to your correspondence which indicates that you have included "subscribed stock" in your calculations of weighted average shares

outstanding. Please clarify whether the subscribed stock is included in weighted average shares and provide the basis in GAAP for your accounting.

2.   It appears you may be computing net (loss) income per share based on consolidated net (loss) income, but reported net (loss) income per share should be based only on the net (loss) income attributable to Calpian, Inc. shareholders. Please revise your computations accordingly.

Consolidated Statements of Cash Flows, page 29

3.   We reviewed your response to comment 4 in our letter dated August 18, 2014. Please tell us why warrants issued in financing transactions are reflected as a financing cash inflow as the offsetting entry to the value of warrants issued in financing transactions is generally debt issue discount as opposed to cash. Also, please tell us the financing transaction(s) in which the warrants were issued and show us the journal entries for recording the financing transactions.

4.   We reviewed your response to comment 5 in our letter dated August 18, 2014. Please tell us the basis in GAAP for netting the financing and purchase of Pipeline Data, Inc. on the statements of cash flows, rather than reflecting the financing as a financing cash inflow based on proceeds received from the financing and reflecting the purchase as an investing cash outflow based on the amount of cash paid as purchase consideration. Please note that gross presentation of cash flows is generally required. Please also note that this comment is also applicable to the amount borrowed from the Union Bank of India to purchase an office building disclosed in note 11 to the financial statements included in Form 10-Q for the three months ended June 30, 2014. Refer to ASC 230-10-45-7.

5.   We reviewed your response to comment 6 in our letter dated August 18, 2014. It appears that your cash investments in Money-on-Mobile for the period April 1, 2013 to January 6, 2014 may have funded operating losses incurred by Money-on-Mobile. Please tell us the incremental ownership interest in DPPL acquired in exchange for the $4.3 million in cash payments, including how the price of the additional investment was determined.

Consolidated Statement of Shareholders' Equity, page 31

6.   We reviewed your response to comment 8 in our letter dated August 18, 2014. Please disclose how you account for deferred or prepaid consulting fees which are paid in common stock, including where the deferred or prepaid fees are reflected on the balance sheet.

Notes to Consolidated Financial Statements, page 33

3 – Business Acquisitions, page 37

7.   We reviewed your response to comment 11 in our letter dated August 18, 2014 and we re-issue the comment with respect to Pipeline Data, Inc. and DPPL. Please note that the ASC 805-10-5-2h disclosure requirement is different than the disclosure requirement in Rule 8-05 of Regulation S-X and ASC 805-10-5-2h requires summary disclosure of pro forma financial information within the notes to the financial statements.

Money-on-Mobile, page 37

8.   We reviewed your response to comment 12 in our letter dated August 18, 2014 and we re-issue the comment. Please note that the requisite disclosures should be provided based on the provisional amounts and then updated as necessary once the purchase accounting is finalized at the end of the measurement period. Please provide the disclosures set forth in our previous comment.

9.   We reviewed your response to comment 13 in our letter dated August 18, 2014 and we re-issue the comment. Please address the previous comment as it relates to the consideration transferred at each stage of the step acquisition, starting with the initial investment.

10.   We reviewed your response to comment 14 in our letter dated August 18, 2014 and note that you intend to file pro forma financial information as Exhibit 99.1 to the pending Form 10-K amendment. As previously requested, please provide us your analysis as to whether audited historical financial statements for DPPL, as well as related pro forma information, are required to be filed on Form 8-K pursuant to Rules 8-04 and 8-05 of Regulation S-X, as those rules apply to business combinations achieved in states, or step acquisitions. Please also provide your analysis as to the periods for which the historical financial statements and related pro forma financial information are required. In this regard, we note that you have not filed the historical financial statements of DPPL and the pro forma financial information you provide in Exhibit 99.1 to the draft Form 10-K/A does not appear to meet the requirements of Rule 8-05 of Regulation S-X with respect to the periods presented. For example, based on an acquisition date of January 6, 2014, pro forma financial statements would be required for the fiscal year ended March 31, 2013 and the subsequent six month interim period ended September 30, 2013.

11.   We reviewed your response to comment 15 in our letter dated August 18, 2014. Please tell us in detail how you concluded that MMPL is a variable interest entity subject to consolidation according to the provisions of the Variable Interest Entities subsections of ASC 810-10. In doing so, please explain the ownership and capital structure of MMPL and address how the specific provisions of ASC 810-10-05-8 apply to your fact pattern and the criteria in ASC 810-10-15-14. Further, please tell us how you concluded that

you, through your majority owned subsidiary DPPL, are the primary beneficiary of and have a controlling financial interest in MMPL. In this regard, it appears you have concluded you have the power to direct the activities of MMPL that most significantly impact MMPL's economic performance through MMPL's services and intellectual property license agreement with DPPL. Tell us which activities of MMPL you do not have the power to direct, if any. Tell us the rights of the parties and other circumstances which could cause the agreement between MMPL and DPPL to be terminated. Also tell us how Indian regulations which limit your direct investment in MMPL impact your ability to direct the activities of MMPL. Finally, please explain how you concluded that you, through DPPL, have the obligation to absorb losses of MMPL that could potentially be significant to MMPL or the right to receive benefits from MMPL that could be significant to MMPL.

8 – Equity Investment, page 39

12.   We reviewed your response to comment 17 in our letter dated August 18, 2014 and we re-issue the comment. Please note our comment pertains to whether DPPL's audited historical financial statements for the two fiscal years ended March 31, 2014 should be filed, whereas your response references pro forma financial information for DPPL.

9 – Intangible Assets, page 40

13.   We reviewed your response to comment 19 in our letter dated August 18, 2014 and the related revisions to the disclosures in the draft Form 10-K/A provided in Appendix A to your correspondence. We re-issue the comment. Please note our comment pertains to costs incurred to develop internal-use software, as opposed to costs incurred to develop software products to be sold to customers. In addition to responding to comment 19 in our letter dated August 18, 2014, please tell us whether you capitalized production costs of software intended for resale and, if so, why your amortization policy complies with ASC 985-20-35-1

Form 8-K Filed March 7, 2014

14.   We reviewed your response to comment 25 in our letter dated August 18, 2014. In the future to the extent you continue to refer to "steady positive cash flows in the United States," please be sure to clarify what you mean and provide context for investors to understand this reference.

Form 8-K Filed August 15, 2014

15.   We note your disclosure of non-GAAP income from operations, non-GAAP net comprehensive income and non-GAAP diluted earnings per share. Please provide the disclosures required by Item 10(e)(1) of Regulation S-K. Refer to instruction 2 to Item 2.02 of Form 8-K.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief